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3-1-2004



04002144

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52662

8- 52612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haley Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No. **PROCESSED**

FIRM I.D. NO.

   210 N. 78th Street   Suite 210

MAR 02 2004

                      (No. and Street)

THOMSON FINANCIAL

Omaha (City)   (State) NE   (Zip Code) 68114

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   John E. Haley   402-680-1589   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Blackman & Associates, P.C.

           (Name – *if individual, state last, first, middle name*)

   17445 Arbor Street, Suite 200   Omaha,   Nebraska   68130

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __John E. Haley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Haley Securities, Inc__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
HEATHER M. SILVA
My Comm. Exp. Nov. 20, 2007

Heather M. Silva
Notary Public

John E. Haley
Signature

President
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- n (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2003

Blackman & Associates, P.C.
Certified Public Accountants

January 31, 2004

Board of Directors and Stockholder
Haley Securities, Inc.
Omaha, Nebraska

We hereby consent to the use of the audited financial statements of Haley Securities, Inc. as of December 31, 2003 and for the year then ended as needed for licensing and other purposes.

Blackman & Associates, P.C.

Blackman & Associates, P.C.

CONTENTS

Blackman & Associates, P.C.
Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS</u>
<u>AND SUPPLEMENTARY INFORMATION</u>

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of Haley Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Omaha, Nebraska
January 31, 2004

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

HALEY SECURITIES, INC.

BALANCE SHEET

December 31, 2003

ASSETS

Current Assets:		
Cash		$ 84,211
Investment in CD		27,866
CRD – Escrow (Note F)		1,755
Prepaid expenses		11,687
Total Current Assets		125,519
Property, at cost:		
Furniture and equipment	$ 7,638	
Accumulated depreciation	(2,336)	5,302
Other Assets:		
Corporate formation fees	2,500	
Accumulated amortization	(1,501)	999
Deposit		1,500
Total Assets		$ 133,320

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable		$ 5,095
Total Current Liabilities		5,095
Stockholders' Equity (Note C):		
Common stock; $1 par value;		
10,000 shares authorized;		
1,000 shares issued and outstanding	$ 1,000	
Additional paid-in capital	210,614	
Retained earnings	(83,389)	128,225
Total Liabilities and Stockholders' Equity		$ 133,320

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenues:		
Placement fees	$	379,704
Interest income		405
Total Revenues		380,109
Costs and Expenses:		
Commissions		139,693
Computer services		870
Dues & subscriptions		1,471
Insurance		6,418
Licenses & permits		11,797
Meals and lodging		2,030
Office expenses		6,231
Printing expenses		2,021
Salary		144,055
Professional fees		55,588
Rent		12,036
Taxes – payroll		15,094
Travel		32,314
Utilities		6,874
Depreciation		932
Amortization		500
Total Costs and Expenses		437,924
Net Loss	$(	57,815)

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$ 1,000	$ 120,614	$(25,574)	$ 96,040
Net Loss	-	-	(57,815)	(57,815)
Distributions	-	(90,000)	-	(90,000)
Contributed capital	-	180,000	-	180,000
Balance, December 31, 2003	$ 1,000	$ 210,614	$(83,389)	$ 128,225

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$(57,815)
Adjustment to Reconcile Net Income to Net Cash	
Used by Operating Activities:	
Non-Cash Items Included in Net Income:	
Depreciation	932
Amortization	500
(Increase) Decrease in Operating Assets:	
CRD	(137)
Prepaid expense	(1,837)
Deposit	(1,500)
Increase (Decrease) in Operating Liabilities:	
Accounts payable	1,803
Net Cash (Used) By Operating Activities	(58,054)
Cash Flows From Investing Activities	
Investment Income	(405)
Purchase of Equipment	(2,327)
Net Cash (Used) By Investing Activities	(2,732)
Cash Flows From Financing Activities:	
Distributions	(90,000)
Contributed capital	180,000
Net Cash Provided By Financing Activities	90,000
Net Increase in Cash and Cash Equivalents	29,214
Cash and Cash Equivalents, Beginning of Year	54,997
Cash and Cash Equivalents, End of Year	$ 84,211
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ --
Cash paid for taxes	$ --

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS - Continued

Year Ended December 31, 2003

NOTE A - ORGANIZATION AND BUSINESS

Haley Securities, Inc. is a Nebraska corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited liability companies in which the Company's sole stockholder is a partner or manager.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING - The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PROPERTY AND EQUIPMENT - All property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2003.

INCOME TAXES - The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholder who reports it on his personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

NOTE C - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 and is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2003, the Company had net capital of $106,945, which was $101,945 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2003.

HALEY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - Continued

Year Ended December 31, 2003

NOTE D – RELATED PARTY TRANSACTIONS

The sole shareholder of the Company is the general partner of Haley Associates Limited Partnership. Haley Associates Limited Partnership paid commissions to the Company for an equity raise completed in May 2003. The commissions paid for the year ended December 31, 2003 were $379,704.

Rent was paid for the first three months of the year to Dial Equities, Inc. for which the only shareholder is also a shareholder. Rent paid for 2003 to Dial Equities, Inc. amounted to $600. In April 2003, the Company moved into the Union Pacific Streamliner Federal Credit Union building and is sharing rent with Key Realty Advisors, Inc. Mr. Haley is one of six shareholders of this company. Rent paid for 2003 to Union Pacific amounted to $11,436. Key Realty Advisors, Inc. and Haley Securities, Inc. also share utility bills and office equipment.

The attorney used is the in-house attorney for Dial Equities, Inc. This attorney is also the Assistant Secretary to the Company. Legal fees in the amount of $1,313 were paid to this attorney for the year ended December 31, 2003.

NOTE E – CONCENTRATIONS

100% of revenue was generated from one equity raise completed for Haley Associates Limited Partnership for the year ended December 31, 2003 (See Note D).

NOTE F – RESTRICTED CASH

The CRD account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE G - COMMITMENTS

The Company leases its facility from Union Pacific Streamliner Federal Credit Union. This lease is shared per Note D with Key Realty Advisors, Inc. Future minimum rental commitments under this non-cancellable lease are as follows as of December 31, 2003:

For Year Ending December 31:	
2004	$ 32,865
2005	32,865
2006	8,216
Total	$ 73,946

SUPPLEMENTARY SCHEDULES

HALEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET
CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

Aggregate Indebtedness:		
Total Liabilities		$ 5,095
Total Aggregate Indebtedness		$ 5,095
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	210,614	
Retained earnings	(83,389)	$ 128,225
Deduct Nonallowable Assets:		
Property and other assets, net of		
accumulated depreciation and amortization	5,302	
Prepaid expenses and other assets	15,943	
Haircut on securities	35	
Deduct haircuts – other securities		21,280
Net Capital		$ 106,945
Capital Requirements:		
Minimum dollar requirement		$ 5,000
Net capital exceeding requirements		101,945
Net Capital		$ 106,945
Percentage of Aggregate Indebtedness		
to Net Capital		5.0%

HALEY SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2003

Aggregate indebtedness per audit report	$	5,095
Aggregate indebtedness per FOCUS Report		5,095
Difference	$	--
Net capital per audit report	$	106,945
Net capital per FOCUS Report		106,947
Difference *	$	2

*Difference due to rounding.

HALEY SECURITIES, INC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS

December 31, 2003

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

HALEY SECURITIES, INC.

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2003

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplementary information of Haley Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

17445 Arbor St., Ste. 200 • Omaha, Nebraska 68130 • Phone (402) 330-1040 • Fax (402) 333-9189

Haley Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Blackman & associates, P. C.

Omaha, Nebraska
January 31, 2004